DAVID P. GLATZ
312.807.4295
dglatz@bellboyd.com

DIRECT FAX: 312.827.8065	[Letterhead of Bell, Boyd & Lloyd LLC]

August 8, 2006

Mr. Andrew P. Schoeffler

Staff Attorney

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Dear Mr. Schoeffler:

CFC International, Inc.

Amendment No. 2 to

Preliminary Information Statement on Schedule 14C

Filed August 1, 2006

File No. 000-27222

This letter responds to the comment contained in your letter dated August 4, 2006, regarding Amendment No. 2 to the Information Statement on Schedule 14C filed on August 1, 2006 (the “Information Statement”) by CFC International, Inc. (“CFC”). For convenience, your comment is repeated in italics below, with the response immediately following.

Pursuant to your instructions, the response to your comment is included in the Definitive Information Statement, which was filed with the SEC on the date of this letter. A copy of the Definitive Information Statement, marked to show changes from the Information Statement, is enclosed for your convenience.

Regulatory Approvals Required for the Merger, pages S-5 and 32

1. Comment: We note your new disclosure regarding the “concerns” raised by the FTC. Please briefly discuss these concerns and their potential impact on your proposed merger.

Response: CFC has added the following disclosure to the fourth paragraph on page S-5 of the Information Statement (additional language is underlined, and deleted language is struck through):

The Hart-Scott-Rodino Antitrust Improvements Act of 1976, which we refer to as the HSR Act, provides that transactions such as the merger may not be completed until certain information has been submitted to the Federal Trade Commission (FTC) and the Antitrust Division of the U.S. Department of Justice and certain waiting period

Mr. Andrew P. Schoeffler

Securities and Exchange Commission

August 8, 2006

requirements have been satisfied. On June 29, 2006, CFC and ITW each filed a Notification and Report Form with the Antitrust Division and the ~~Federal Trade Commission~~ FTC and requested an early termination of the waiting period. The FTC has expressed concerns regarding overlaps between CFC’s and ITW’s businesses, particularly with respect to products used in the labeling of intravenous fluid bags. In order to give ITW and CFC more time to attempt to resolve these concerns ~~raised by the Federal Trade Commission~~, ITW withdrew its Notification and Report Form on July 31, 2006. ITW ~~intends to~~ refiled a Notification and Report Form on August 2, 2006. If ~~a request for additional information by the relevant authorities is not made~~ the FTC does not make a request for additional information with respect to ITW’s August 2 filing, the waiting period will expire at 11:59 p.m. on September 1, 2006. If the FTC makes a request for additional information with respect to ITW’s August 2 filing, the consummation of the merger will likely be delayed for several months. At this point, we are unable to predict whether the FTC will request additional information, or what the scope of any such request would be. It is possible that the FTC could require a divestiture of assets of CFC or ITW, or could seek to enjoin completion of the merger altogether. A notification must also be filed with the German Federal Cartel Office, and clearance received before the merger can be consummated. The notification was filed on July 13, 2006.

In addition, CFC has revised the “Regulatory Approvals Required for the Merger” section reflected in the third and fourth paragraphs on Page 32 of the Information Statement, as follows:

The HSR Act and related rules provide that transactions such as the merger may not be completed until certain information has been submitted to the Federal Trade Commission (FTC) and the Antitrust Division of the U.S. Department of Justice and specified waiting period requirements have been satisfied. On June 29, 2006, CFC and ITW each filed a Notification and Report Form with the Antitrust Division and the FTC ~~Federal Trade Commission~~ and requested an early termination of the waiting period. The FTC has expressed concerns regarding overlaps between CFC’s and ITW’s businesses, particularly with respect to products used in the labeling of intravenous fluid bags. In order to give ITW and CFC more time to attempt to resolve these concerns ~~raised by the Federal Trade Commission~~, ITW withdrew its Notification and Report Form on July 31, 2006. ITW ~~intends to~~ refiled a Notification and Report Form on August 2, 2006. If ~~a request for additional information by the relevant authorities is not made~~ the FTC does not make a request for additional information with respect to ITW’s August 2 filing, the waiting period will expire at 11:59 p.m. on September 1, 2006. If the FTC makes a request for additional information with respect to ITW’s August 2 filing, the consummation of the merger will likely be delayed for several months. At this point, we are unable to predict whether the FTC will request additional information, or what the scope of any such request would be. It is possible that the FTC could require a divestiture of assets of CFC or ITW, or could seek to enjoin completion of the merger altogether.

Mr. Andrew P. Schoeffler

Securities and Exchange Commission

August 8, 2006

A notification must also be filed with the German Federal Cartel Office (FCO), and clearance received before the merger can be consummated. The FCO must inform the parties within one month from the date of filing whether the merger is being investigated further or whether the parties are allowed to proceed. The notification was filed on July 13, 2006, but the clearance has not yet been received.

** * * *

We believe that this information responds to all of your comments. If you should require additional information, please call me at 312.807.4295 or Mark McMillan at 312.807.4383.

Very truly yours,

/s/ David P. Glatz
David P. Glatz

Enclosures

Copy	(w/encl.) to Dennis W. Lakomy